GROUP

[redacted]

09045193

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

Rule 12g3-2(b) File No.
82-34748

Date 20 January 2009

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

SUPPL

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Heike Theißing

Kay Amelungse

PROCESSED
JAN 29 2009
THOMSON REUTERS

Enclosures

20 January 2009

German Financial Markets Stabilisation Fund ("SoFFin") extends the framework guarantee granted to Hypo Real Estate Group by an additional EUR 12 billion

Hypo Real Estate

HOLDING

WKN: 802770 **ISIN:** DE0008027707 **Land:** Deutschland

Nachricht vom 20.01.2009 | 21:52

Hypo Real Estate Holding AG:German Financial Markets Stabilisation Fund ('SoFFin') extends the framework guarantee granted to Hypo Real Estate Group by an additional EUR 12 billion

Hypo Real Estate Holding AG / Agreement

Release of an Ad hoc announcement according to § 15 WpHG, transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

German Financial Markets Stabilisation Fund ('SoFFin') extends the framework guarantee granted to Hypo Real Estate Group by an additional EUR 12 billion

Munich, 20 January 2009 - The German Financial Markets Stabilisation Fund ('SoFFin') has extended its framework guarantee granted to Hypo Real Estate Group by an additional EUR 12 billion, bringing the aggregate guarantee amount to EUR 42 billion.

Hypo Real Estate Bank AG, part of Hypo Real Estate Group, can use the additional guarantees to be issued by SoFFin to collateralise debt securities to be issued, which must be due for repayment by 12 June 2009 at the latest. Hypo Real Estate Bank AG will pay to SoFFin a pro-rata commitment commission of 0.1% on the undrawn portion of the framework guarantee, and a 0.5% p.a. fee on guarantees drawn upon.

Negotiations between Hypo Real Estate and SoFFin regarding more extensive and longer-term liquidity and capital support measures for the Group have not yet been finalised.

Contact:
Reiner Barthuber +49-89-203007-201

20.01.2009 Financial News transmitted by DGAP

Language:	English
Issuer:	Hypo Real Estate Holding AG Unsöldstraße 2 80538 München Deutschland
Phone:	+49 (0)89 203 007-780
Fax:	+49 (0)89 203 007-772
E-mail:	ir@hyporealestate.com
Internet:	www.hyporealestate.com
ISIN:	DE0008027707
WKN:	802770
Indices:	MDAX
Listed:	Regulierter Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin, Hannover, Stuttgart, Düsseldorf, München, Hamburg; Terminbörse EUREX

END

End of News DGAP News-Service
